Exhibit 99.61

Gunnison Copper Announces That Rio Tinto's Nuton Technology Produces First Copper

Phoenix, Arizona—(Newsfile Corp. - December 4, 2025) - Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) ("Gunnison" or the "Company") announces that Rio Tinto has successfully produced the first copper from the Johnson Camp mine in Arizona using its Nuton® Technology, marking a pivotal step forward in the development of this innovative copper processing technology.

After more than 30 years of research and development, the first copper cathode using Rio Tinto's proprietary bioleaching technology, which relies on microorganisms grown on site, was produced at Gunnison Copper's Johnson Camp mine last month. The deployment involves the design and delivery of a technology package for a heap leach pad targeting production of approximately 30,0001 tonnes of refined copper over a four-year demonstration period. Rio Tinto is engaging with several potential customers in the

U.S. to support the domestic copper supply chain.

Rio Tinto Copper Chief Executive Katie Jackson said, "This is a breakthrough achievement for our Nuton technology, which is proving that cleaner, faster, and more efficient copper production is possible at an industrial scale. In an industry where projects typically take about 18 years to move from concept to production, Nuton has now proven its ability to do this in just 18 months.

"Nuton has designed a modular system deployed as a technology package integrating biology, chemistry, engineering, and digital tools, allowing it to be rapidly scaled and tailored to different ore bodies, unlocking resources that have historically been considered uneconomic or challenging. We are actively partnering on projects in North and South America to assess the potential for future deployment at additional sites in the coming years."

Nuton relies on naturally occurring microorganisms to extract copper from primary sulphide materials, which are traditionally difficult to process. These microbes, grown at large scale in Nuton's proprietary bioreactors, accelerate the oxidation of minerals in the crushed material heap, generating heat and enabling copper to dissolve into a leach solution, which is then processed into 99.99% pure copper cathode.

Significantly, processing copper material with Nuton eliminates the need for concentration, smelting and refining, shortening supply chains and delivering copper cathode at the mine gate. It achieves recovery rates of up to 85% from primary sulphides, the most abundant copper bearing materials in the world.

Nuton can also extend mine life and maximize resource use by extracting value from mineralized materials that would otherwise be classified as waste, increasing yield and revenue at both new and existing mines. Its environmental performance is expected to exceed conventional copper processing technologies, with up to 80% less water usage and up to 60% lower carbon emissions than the traditional concentrator route.

At Johnson Camp, Nuton aims to produce copper with the lowest carbon footprint in the U.S. Through the purchase of 134,000 Green-e Energy certified renewable energy certificates, Nuton ensures 100% of the site's electricity is matched by renewable sources. The copper produced is anticipated to have a mine-to-metal carbon footprint of 0.82-kilogram CO₂-e per kilogram copper, the lowest in the U.S. and substantially lower than the projected 2026 global average of 3.4 kilograms CO₂-e per kilogram among operating copper mines. Additionally, water intensity is anticipated to be 71 litres per kilogram copper, compared to the global average industry estimate of ~130 litres per kilogram of copper production2.

Gunnison Copper Chief Executive Officer and President Stephen Twyerould said, "The first production of Nuton copper at Johnson Camp is the culmination of exceptional teamwork between Gunnison Copper and Rio Tinto's Nuton team. Achieving this level of performance in such a short time frame shows what is

1 Includes ~16kt from run of mine leaching pad and ~14kt from Nuton technology.

2 Water and carbon emissions intensities for Johnson Camp and global averages have been validated by Skarn Associates, a leading provider of carbon and water intensity curves for the industry.

possible when innovation, operational excellence, and a shared vision come together. With Nuton copper now entering the U.S. supply chain, this milestone underscores the critical role we can play in strengthening domestic access to cleaner, low-carbon copper."

While this milestone confirms Nuton's engineering and operational viability, the next phase will focus on validating long-term technical performance. This includes multi-year testing, independent third-party verification, and internal review by Rio Tinto to ensure consistent recovery rates and environmental performance.

Contacts

Please direct all enquiries to media.enquiries@riotinto.com

ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a Measured and Indicated Mineral Resource containing over 831.6 million tons with a total copper grade of 0.31% (Measured Mineral Resource of 191.3 million tons at 0.37% and Indicated Mineral Resource of 640.2 million tons at 0.29%), and a preliminary economic assessment ("PEA") yielding robust economics including an NPV8% of $1.3 billion, IRR of 20.9%, and payback period of 4.1 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link.

The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison's Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include Strong and Harris, South Star, and eight other deposits.

For additional information on the Gunnison Project, including the PEA and mineral resource estimate, please refer to the Company's technical report entitled "Gunnison Project NI 43-101 Technical Report Preliminary Economic Assessment" dated effective November 1, 2024 and available on SEDAR+ at www.sedarplus.ca.

Dr. Stephen Twyerould, Fellow of AUSIMM, President and CEO of the Company is a Qualified Person as defined by NI 43-101. Dr. Twyerould has reviewed and is responsible for the technical information contained in this news release.

For more information on Gunnison, please visit our website at www.GunnisonCop per.com.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:

Certain statements contained in this release constitute forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements relate to the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; the continued funding of the stage 2 work program by Nuton; the details and expected results of the stage two work program; future production and production capacity from the Company's mineral projects; the results of the preliminary economic assessment on the Gunnison Project; and the exploration and development of the Company's mineral projects.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, Nuton will continue to fund the stage 2 work program, Nebari will convert the remaining principal amount of the Second ARCA, the availability of financing to continue as a going concern and implement the Company's operational plans, expectations regarding the receipt of 48C tax credits, the estimation of mineral resources, the realization of resource and reserve estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nebari not converting the remaining principal amount of the Second ARCA and the Company not having sufficient funds to repay such amount, the Company receives less 48C tax credits than expected, Nuton failing to continue to fund the stage 2 work program, the breach of debt covenants, risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Gunnison Copper Project, risks related to the delay in approval of work plans, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions, risks related to current global financial conditions on the Company's business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

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